UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

RAND LOGISTICS INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

752182105
(CUSIP Number)

Doron Lipshitz, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
                (212) 806-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 14 Pages

SCHEDULE 13D

CUSIP No.: 752182105	Page 2 of 15 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) AF, WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Anguilla, British West Indies

Number of Shares Beneficially Owned By Each Reporting Person With	7 8 9 10	Sole Voting Power 1,449,080 Shared Voting Power 0 Sole Dispositive Power 1,449,080 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,449,080

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 21.9%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No.: 752182105	Page 3 of 15 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). MHR ADVISORS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7 8 9 10	Sole Voting Power 1,640,652 Shared Voting Power 0 Sole Dispositive Power 1,640,652 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,640,652

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 24.3%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.: 752182105	Page 4 of 15 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). MHR FUND MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7 8 9 10	Sole Voting Power 1,640,652 Shared Voting Power 0 Sole Dispositive Power 1,640,652 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,640,652

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 24.3%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No.: 752182105	Page 5 of 15 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). MARK H. RACHESKY, MD

2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7 8 9 10	Sole Voting Power 1,640,652 Shared Voting Power 0 Sole Dispositive Power 1,640,652 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,640,652

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13	Percent of Class Represented by Amount in Row (11) 24.3%

14	Type of Reporting Person (See Instructions) IN; HC

Page 6 of 15 Pages

           This Statement on Schedule 13D relates to (i) shares of common stock, par value $0.0001 per share (the “Shares”), and (ii) warrants to purchase Shares (the “Warrants”), in each case, of Rand Logistics Inc. (f/k/a Rand Acquisition Corporation) (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005, as amended on February 10, 2006 (the “Schedule 13G”).

Item 1. Security and Interest

           This Statement relates to the Shares and Warrants of the Issuer (collectively, the “Securities”). The address of the principal executive office of the Issuer is 450 Park Avenue, 10th Floor, New York, New York 10022.

Item 2. Identity and Background

           This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

           (i)      MHR Capital Partners Master Account LP (“Master Account”);

           (ii)      MHR Advisors LLC (“Advisors”); and

           (iii)      MHR Fund Management LLC (“Fund Management”); and

           (iv)      Mark H. Rachesky, M.D. (“Dr. Rachesky”).

           This Statement relates to the Securities held for the accounts of each of Master Account, a limited partnership organized in Anguilla, British West Indies, and MHR Capital Partners (100) LP (“Capital Partners (100)”), a Delaware limited partnership. Advisors is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the Securities held for the accounts of each of Master Account and Capital Partners (100). Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100) and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Securities and, accordingly, Fund Management may be deemed to beneficially own the Securities held for the account of each of Master Account and Capital Partners (100). Dr. Rachesky is the managing member of Advisors and other affiliated entities and, in such capacity, may be deemed to beneficially own the Securities held for the accounts of each of Master Account and Capital Partners (100).

           MHR Capital Partners (500) LP (f/k/a MHR Capital Partners LP), an affiliate of the Reporting Persons (“Capital Partners (500)”), previously reported ownership of Shares of the Issuer on the Schedule 13G. On February 8, 2006, Capital Partners (500) transferred all of the Securities owned by Capital Partners (500) as of such date to Master Account and thereupon ceased to beneficially own any Securities of the Issuer (as determined in accordance with Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

           The Reporting Persons:

           The principal business of Master Account is investment in securities.

           Advisors is a Delaware limited liability company and the general partner of Master Account. The principal business of Advisors is to provide management and advisory services to Master Account. Current information concerning the identity and background of the directors and officers of Advisors is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

           The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100) and other affiliated entities. Current information concerning the identity and background of the directors and officers of Fund Management is set forth in Annex A hereto which is incorporated herein by reference in response to this Item 2.

           Dr. Rachesky is the managing member of Advisors. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

           Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, N.Y. 10019.

           During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

           In the Issuer’s initial public offering which was consummated on November 2, 2004, Capital Partners (500) purchased 249,000 Units consisting of an aggregate of 249,000 Shares and Warrants to purchase an aggregate of 498,000 Shares for an aggregate purchase price for the Units of $1,494,000. Each Unit consists of one Share and two Warrants each to purchase one Share. Between September 15, 2005 and September 27, 2005, Capital Partners (500) purchased 173,212 Shares in brokerage transactions for prices ranging from $5.42 to $5.66 per Share for an aggregate price of $952,620. Between January 12, 2005 and September 20, 2005, Capital Partners (500) purchased Warrants to purchase an aggregate of 580,385 Shares in brokerage transactions for prices ranging from $0.75 to $1.16 per Share for an aggregate purchase price of $546,944. The source of the funds for such purchases was Capital Partners (500)'s working capital.

           On January 1, 2005, Capital Partners (500) transferred to Capital Partners (100) 29,339 Units consisting of an aggregate of 29,339 Shares and Warrants to purchase an aggregate of 58,678 Shares. Between September 15, 2005 and September 27, 2005, Capital Partners (100) purchased 23,688 Shares in market transactions for prices ranging from $5.42 to $5.66 per Share for an aggregate price of $130,278. Between January 12, 2005 and September 20, 2005, Capital Partners (100) purchased Warrants to purchase an aggregate of 79,867 Shares in brokerage transactions for prices ranging from $0.75 to $1.16 per Share for an aggregate purchase price of $75,225. The source of the funds for such purchases was Capital Partners (100)'s working capital.

           Between March 7, 2006 and March 8, 2006, Master Account purchased 36,500 Shares in brokerage transactions for prices ranging from $5.12 to $5.22 per Share for an aggregate purchase price of $189,365. The source of the funds for such purchases was Master Account’s working capital.

Item 4. Purpose of Transaction

           On February 28, 2006, the Issuer’s stockholders approved the stock purchase agreement among the Issuer, LL Acquisition Corp., a wholly-owned subsidiary of the Issuer, and the stockholders of Lower Lakes Towing Ltd. (“Lower Lakes”), pursuant to which LL Acquisition Corp. agreed to acquire all of the outstanding capital stock of Lower Lakes (the “Acquisition”). On March 3, 2006, the Acquisition was consummated and the Warrants held by Master Account and Capital Partners (100) became exercisable.

           All of the Securities reported herein as having been acquired for the accounts of Capital Partners (500), Master Account and Capital Partners (100) were acquired for investment purposes. Except as otherwise set forth in this Statement, none of the Reporting Persons currently has plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of disposing of Securities, or entering into various corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its Securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

           From time to time each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the Securities, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

Item 5. Interest in Securities of the Issuer

           According to information reported in the Issuer’s quarterly report for the quarterly period ended September 30, 2005 filed on Form 10-2SB on November 21, 2005, as amended on January 20, 2006, the number of Shares outstanding was 5,600,000 as of November 18, 2005. All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise of the Warrants currently owned by the Reporting Persons.

           (a)      (i) Master Account may be deemed the beneficial owner of 1,449,080 Shares (approximately 21.9% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. This number consists of (A) 429,373 Shares held for the account of Master Account and (B) 1,019,707 Shares that can be obtained by Master Account upon exercise of Warrants to acquire Shares.

                (ii)      Capital Partners (100) may be deemed the beneficial owner of 191,572 Shares (approximately 3.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 53,027 Shares held for the account of Capital Partners (100) and (B) 138,545 Shares that can be obtained by Capital Partners (100) upon exercise of Warrants to acquire Shares.

                (iii)      Advisors may be deemed the beneficial owner of 1,640,652 Shares (approximately 24.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 429,373 Shares held for the account of Master Account and (2) 1,019,707 Shares that can be obtained by Master Account upon exercise of Warrants to acquire Shares and (B) (1) 53,027 Shares held for the account of Capital Partners (100) and (2) 138,545 Shares that can be obtained by Capital Partners (100) upon exercise of Warrants to acquire Shares.

                (iv)      Fund Managament may be deemed the beneficial owner of 1,640,652 Shares (approximately 24.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 429,373 Shares held for the account of Master Account and (2) 1,019,707 Shares that can be obtained by Master Account upon exercise of Warrants to acquire Shares and (B) (1) 53,027 Shares held for the account of Capital Partners (100) and (2) 138,545 Shares that can be obtained by Capital Partners (100) upon exercise of Warrants to acquire Shares.

                (v)       Dr. Rachesky may be deemed the beneficial owner of 1,640,652 Shares (approximately 24.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 429,373 Shares held for the account of Master Account and (2) 1,019,707 Shares that can be obtained by Master Account upon exercise of Warrants to acquire Shares and (B) (1) 53,027 Shares held for the account of Capital Partners (100) and (2) 138,545 Shares that can be obtained by Capital Partners (100) upon exercise of Warrants to acquire Shares.

           (b)      (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 1,449,080 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 1,449,080 Shares which may be deemed to be beneficially owned by Master Account as described above.

                (ii)      Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 191,572 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 191,572 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.

           (iii)      Advisors may be deemed to have (x) the sole power to direct the disposition of 1,640,652 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 1,640,652 Shares which may be deemed to be beneficially owned by Advisors as described above.

           (iv)           Fund Management may be deemed to have (x) the sole power to direct the disposition of 1,640,652 Shares which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 1,640,652 Shares which may be deemed to be beneficially owned by Fund Management as described above.

                (v)      Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 1,640,652 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 1,640,652 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.

           (c)      On February 8, 2006, Master Account acquired all of the Securities owned then by its affiliate fund Capital Partners (500) consisting of (i) 392,873 Shares and (i) Warrants to purchase an aggregate of 1,019,707 Shares. The consideration for such acquisition was the issuance by Master Account to Capital Partners (500) of limited partnership interests in Master Account.

           On March 7, 2006, Master Account acquired 10,500 Shares in a brokerage transaction at a purchase price of $5.12 per share. On March 8, 2006, Master Account acquired an additional 26,000 Shares in a brokerage transaction at a purchase price of $5.22 per share.

           There were no other transactions with respect to the Shares effected by any of the Reporting Persons in the last 60 days.

           (d)      (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

                (ii)      The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

           As described in Item 4 above, each of Master Account and Capital Partners (100) hold Warrants to purchase Shares, which are presently exercisable. As of the date hereof, Master Account holds Warrants to purchase 1,019,707 Shares and Capital Partners (100) holds Warrants to purchase 138,545 Shares. Certain of the Shares and Warrants held for the accounts of Master Account and Capital Partners (100) were acquired through the purchase of Units of the Issuer.

           The Reporting Persons and the Issuer have engaged in initial discussions regarding the Reporting Persons receiving registration rights with respect to their Securities under certain circumstances.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of March 10, 2006, by and among Master Account, Advisors, Fund Management and Dr. Rachesky.

2	Form of Warrant Certificate to purchase Shares (incorporated by reference to Exhibit 4.5 to Issuer’s Registration Statement on Form S-1 filed June 30, 2004).

SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 10, 2006	MHR CAPITAL PARTNERS MASTER
ACCOUNT LP

By: MHR Advisors LLC,
      its General Partner

By: /s/ Hal Goldstein
      Name: Hal Goldstein
      Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein
      Name: Hal Goldstein
      Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein
      Name: Hal Goldstein
      Title: Vice President

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky

Annex A

Directors and officers of MHR Advisors LLC and MHR Fund Management LLC

Name/Citizenship Mark H. Rachesky, M.D. (United States) Hal Goldstein (United States)	Principal Occupation Managing Member and Principal Vice President and Principal	Business Address 40 West 57th Street 24th Floor New York, NY 10019 40 West 57th Street 24th Floor New York, NY 10019

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of March 10, 2006, by and among Master Account, Advisors, Fund Management and Dr. Rachesky.

2	Form of Warrant Certificate to purchase Shares (incorporated by reference to Exhibit 4.5 to Issuer's Registration Statement on Form S-1 filed June 30, 2004).

Exhibit 1

JOINT FILING AGREEMENT

           The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Rand Logistics Inc., dated as of March 10, 2006, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: March 10, 2006	MHR CAPITAL PARTNERS MASTER
ACCOUNT LP

By: MHR Advisors LLC,
      its General Partner

By: /s/ Hal Goldstein
      Name: Hal Goldstein
      Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein
      Name: Hal Goldstein
      Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein
      Name: Hal Goldstein
      Title: Vice President

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky